EXHIBIT 12

EXXON MOBIL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2009	2008	2007	2006	2005
	(millions of dollars)
Income from continuing operations attributable to ExxonMobil	$19,280	$45,220	$40,610	$39,500	$36,130
Excess/(shortfall) of dividends over earnings of affiliates owned less than 50 percent accounted for by the equity method	(253)	208	(537)	(411)	(513)
Provision for income taxes(1)	16,236	38,442	31,065	28,795	24,885
Capitalized interest	(29)	(123)	(182)	(162)	(89)
Noncontrolling interests in earnings of consolidated subsidiaries	378	1,647	1,005	1,051	795

	35,612	85,394	71,961	68,773	61,208

Fixed Charges:(1)
Interest expense—borrowings	70	243	179	184	200
Capitalized interest	429	515	558	532	443
Rental expense representative of interest factor	918	910	735	801	593
Dividends on preferred stock	—	—	—	—	7

	1,417	1,668	1,472	1,517	1,243

Total adjusted earnings available for payment of fixed charges	$37,029	$87,062	$73,433	$70,290	$62,451

Number of times fixed charges are earned	26.1	52.2	49.9	46.3	50.2

Note:

(1)	The provision for income taxes and the fixed charges include Exxon Mobil Corporation’s share of 50 percent-owned companies and majority-owned subsidiaries that are not consolidated.